UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2023

Commission file number 1-8022

CSX CORPORATION
CAPITAL BUILDER PLAN

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

CSX CORPORATION
CAPITAL BUILDER PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 2023 AND 2022
AND FOR THE YEAR ENDED DECEMBER 31, 2023

CSX CORPORATION
CAPITAL BUILDER PLAN
Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of CSX Corporation Capital Builder Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of CSX Corporation Capital Builder Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the year ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CSX CORPORATION
CAPITAL BUILDER PLAN
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2023, and delinquent participant contributions for the year then ended (referred to as the "supplemental schedules"), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1990.
Jacksonville, Florida
June 20, 2024

CSX CORPORATION
CAPITAL BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31
	2023	2022
ASSETS
Investments
Investment in Master Trust (Note 3)	$1,472,171	$1,324,694
Receivables
Member contributions	—	1,357
Employer contributions	—	107
Notes receivable from participants	42,541	40,343
Total Assets	$1,514,712	$1,366,501

LIABILITIES
Accrued expenses	$229	$197
Total Liabilities	$229	$197

Net Assets Available for Benefits	$1,514,483	$1,366,304

See accompanying Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2023
(Dollars in Thousands)

Additions
Net gain from investment in Master Trust (Note 3)	$197,102
Member contributions	48,543
Transfers to the Plan	10,259
Employer contributions	5,037
Interest on notes receivable from participants	2,330
Total Additions	$263,271

Deductions
Distributions to members	$105,692
Transfers from the Plan	8,494
Fees and expenses	906
Total Deductions	$115,092

Net Increase	148,179

Net Assets Available for Benefits at Beginning of Year	$1,366,304

Net Assets Available for Benefits at End of Year	$1,514,483

See accompanying Notes to Financial Statements.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the CSX Corporation Capital Builder Plan (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering certain union employees of CSX Corporation (“CSX” or “Plan Sponsor”) and affiliated companies (collectively, “the Company”). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in such securities.

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax or Roth basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Certain eligible members may also contribute other compensatory awards and/or sellback contributions (unused sick, vacation or personal leave) to the Plan. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account. Members may change contribution rates daily.

The Company contributes a specified number of shares of CSX common stock on an annual basis to certain member accounts of the eligible groups, as defined by the Plan Document. The Company issues new shares to fund the contribution. In 2023, the Company contributed $1.7 million in stock to Plan members.

The Plan also provides for a Company matching contribution to certain eligible members. The amount and timing of the Company contributions varies according to the applicable collective bargaining agreements. In accordance with the applicable collective bargaining agreement, CSX may also make additional contributions to the Plan.

Diversification: Members may generally direct the investment of contributions on a daily basis. Contributions made in the form of CSX common stock may be immediately transferred to the other investment options offered under the Plan.

Reallocations: CSX does not permit members to repurchase shares of a previously sold fund through investment fund activity for 30 calendar days after the transaction. Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 1.                      Description of the Plan, continued

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) plan earnings and is charged with the member’s disbursements and an allocation of administrative expenses. Company contributions are calculated in accordance with a bargained formula or benefit amount. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Record-keeping expense allocations are charged equally to each member's account. All other administrative expense allocations are made on the basis of assets in the individual’s account.

Investments: The CSX Corporation Master Retirement Savings Plan Trust ("Master Trust") holds all investments of this Plan and the CSX Corporation 401(k) Plan, a related plan for certain management employees.  For further details, see Note 3, Investment in Master Trust.

Plan to Plan Transfers: When members change employment status between contract positions and management positions within the Plan Sponsor, the member can no longer participate in the former plan. Accordingly, automatic transfers are initiated on a member's behalf if their account balance is not voluntarily transferred from the ineligible plan to the eligible plan within the Master Trust.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of $50 thousand in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Members may not borrow from their ESOP account even though it is used in the calculation to determine the amount available for the loan. Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence, in which case the term is 25 years. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 1.                      Description of the Plan, continued

Payment of Benefits: Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the joint life expectancy of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. A terminated member’s account balance that is greater than one thousand dollars but less than five thousand dollars as of his or her date of termination shall be rolled over into an individual retirement account at Millennium Trust Company unless the member makes an alternate distribution request within 180 days after the month end of his or her date of termination. A terminated member's account balance that is less than one thousand dollars as of his or her date of termination shall automatically receive an immediate lump-sum distribution unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2023 were paid from plan assets.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. Distributions are recorded when paid. All dollar amounts are reported in thousands.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 3.                      Investment in Master Trust

All investments of the Master Trust are held by The Northern Trust Company ("Trustee"), the trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought, sold, and held during the year.

Summarized financial information of the Master Trust is presented below:

	December 31,	Plan's	December 31,	Plan's
(Dollars in Thousands)	2023	Interest	2022	Interest
Assets
Accrued income	$949	$353	$891	$323

Due from brokers for securities sold	1,889	1,214	306	102

Investments, at fair value:
CSX Common Stock	993,435	646,276	944,883	614,129
Mutual Funds	621,833	279,825	516,770	232,547
Common Collective Trusts	566,918	276,279	462,765	228,138
Other Common Stock	363,560	128,263	287,298	98,011
Total investments, at fair value	2,545,746	1,330,643	2,211,716	1,172,825

Stable Value Fund, at contract value:	378,995	140,228	421,370	151,693

Total Assets	$2,927,579	$1,472,438	$2,634,283	$1,324,943

Liabilities
Due to brokers for securities purchased	$721	$267	$692	$249
Total Liabilities	$721	$267	$692	$249

Total Master Trust Net Assets	$2,926,858	$1,472,171	$2,633,591	$1,324,694
Plan’s Percentage of Investment in the Master Trust’s Net Assets		50%		50%

    The Master Trust has investments with Vontobel and Morgan Stanley that do not have readily determinable fair values and qualify for the net asset value ("NAV") practical expedient and are included as Common Collective Trusts in the table above. See additional Note 8 fair value disclosures. The Fair Value Measurements Topic in the ASC requires the Plan to disclose the significant investment strategies of such investments.

    The Vontobel Collective International Equity Fund seeks to achieve returns through the effect of compounded earnings and stock price returns by identifying high-quality companies that can grow earnings faster than the market on a sustainable basis. The fund invests primarily in common stocks or other equity securities of international companies with a market price below the estimate of their fundamental value. There are currently no redemption restrictions on this investment.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 3.                      Investment in Master Trust, continued

    The Morgan Stanley International Equity Trust seeks capital growth through a diversified portfolio of international equity securities. This fund uses a portfolio of international stocks and foreign currencies to achieve its investment objective. Portfolio adjustments may also be made to ensure adequate geographic and industrial diversification. There are currently no redemption restrictions on this investment.

    Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment gain for the Master Trust for 2023 was as follows:

(Dollars in Thousands)
Net increase in the fair value of investments:	$366,471
Interest, dividend, and other income	32,808
Total investment gain for the Master Trust	$399,279

Plan's investment gain in the Master Trust	$197,102

Plan's percentage of investment gain from the Master Trust	49%

NOTE 4.                      Fully Benefit-Responsive Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan and are reported at contract value. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the book value drops below a certain threshold and vice versa.

    The crediting interest rate for the synthetic GIC is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

    Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 4.                      Fully Benefit-Responsive Investment Contracts, continued

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers.

NOTE 5.                      Related Party Transactions

During 2023, the Master Trust received cash dividends from investments in CSX common stock of $13.0 million. The Plan’s share of these dividends was $8.4 million.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2023, the Master Trust earned interest of $733 thousand for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.                      Income Tax Status

    The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated September 26, 2017, stating that the Plan is qualified as written under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination letter by the IRS, the plan was amended and restated. The Plan is also required to operate in conformity with the Code and its terms to maintain its qualified status. Management believes the Plan is being operated in compliance with the applicable requirements of the Code and its terms and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate tax positions taken by the Plan, and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 7.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 8.                      Fair Value Measurements

The Financial Instruments Topic in the ASC requires disclosures about fair value of financial instruments. Also, the Fair Value Measurements and Disclosures Topic in the ASC clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.

Various inputs are considered when determining the value of the Plan's investments. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in these securities. These inputs are summarized in the three broad levels listed below.

•Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets

•Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

•Level 3 – significant unobservable inputs (including the Plan’s own assumptions about the assumptions market participants would use in determining the fair value of investments)

The valuation methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies used for plan assets measured at fair value are as follows:

Investments in the fair value hierarchy

•Common stock (Level 1):  Valued at the quoted market closing price reported on the active market on which the individual securities are traded on the last day of the Plan year.

•Mutual funds (Level 1): Valued at the NAV price per share held by the Master Trust at year end based on quoted market prices determined in an active market. The NAV is derived by dividing the total assets held minus liabilities by the outstanding number of fund shares.

•Common collective trust funds (Level 2): This class consists of private funds that invest in government and corporate securities and various short-term debt instruments and are measured using the NAV provided by the administrator of the trust. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and are determined by reference to the fair value of the underlying securities.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 8.                      Fair Value Measurements, continued

Investments measured at NAV

•Common collective trust funds: This class consists of private funds that invest in diversified portfolio of international securities and currencies that are measured at NAV as a practical expedient to estimate the fair value of the investments. There are currently no redemption restrictions on these investments. In accordance with the Fair Value Measurements and Disclosures Topic in the ASC, investments that are measured at NAV practical expedient per share (or its equivalent) are not classified in the fair value hierarchy. The fair value amounts presented in the tables below are intended to permit reconciliation of the fair value hierarchy to the assets disclosed in Note 3, Investment in Master Trust.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2023:

(Dollars in Thousands)	Level 1	Level 2	Total
Common stock	$1,356,995	$—	$1,356,995
Mutual funds - U.S	621,833	—	621,833
Common collective trust funds (a)	—	447,091	447,091
Total investments in the fair value hierarchy	$1,978,828	$447,091	$2,425,919

Common collective trust funds
measured at NAV (b)			$119,827

Total assets at fair value			$2,545,746

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2022:

(Dollars in Thousands)	Level 1	Level 2	Total
Common stock	$1,232,181	$—	$1,232,181
Mutual funds - U.S	516,770	—	516,770
Common collective trust funds (a)	—	358,271	358,271
Total investments in the fair value hierarchy	$1,748,951	$358,271	$2,107,222

Common collective trust funds
measured at NAV (b)			$104,494

Total assets at fair value			$2,211,716

(a) The underlying investments held in the common collective trust funds are equity or debt securities held to replicate the performance of a specific equity or bond market index. These include Northern Trust, T. Rowe Price, and Loomis Core Bond Funds.

(b) The underlying investments held in the common collective trust funds measured at NAV include Vontobel and Morgan Stanley International Equity Funds. These investments do not have a readily determinable fair value and are valued at NAV as a practical expedient.

CSX CORPORATION
CAPITAL BUILDER PLAN
NOTE 9.                      Subsequent Events

The Plan considers events or transactions that occur after the date of the Statement of Net Assets Available for Benefits, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 20, 2024, the date these financial statements are available to be issued.

Effective January 1, 2024, the Plan was amended to allow entities other than affiliates to participate and to update payment of benefit terms for mandatory distribution of small balance accounts. Starting January 1, 2024, distributions of accounts with balances greater than $0.01 but not more than $7,000 will be automatically rolled into an individual retirement account unless the member elects an alternate distribution method.

NOTE 10.                      Prohibited Transactions

During the years ended December 31, 2022 and 2023 the Company failed to deposit $508,792 and $19,908, respectively, of participant deferrals and repayments on notes receivable timely to the Plan. The United States Department of Labor considers late deposits to be prohibited transactions. These prohibited transactions were corrected and members made whole in 2023 and 2024, respectively.

CSX CORPORATION
CAPITAL BUILDER PLAN
SUPPLEMENTAL SCHEDULE

EIN: 62-1051971 Plan Number: 004

SCHEDULE H, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2023

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: ☑	Contributions not Corrected	Contributions Corrected Outside of Voluntary Fiduciary Correction Program		Contributions Pending Correction in Voluntary Fiduciary Correction Program
$508,792	—	$508,792	(1)	—	—
$19,908	—	$19,908	(2)	—	—

(1) Represents delinquent participant contributions throughout 2022. The Company transmitted the contributions to the Plan in December 2022 and transmitted lost earnings to the Plan in January 2023. The Company filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans during 2023.

(2) Represents delinquent participant contributions throughout 2023. The Company transmitted the contributions along with lost earnings to the Plan in March 2024, and filed Form 5330, Return of Excise Taxes Related to Employee Benefit Plans during 2024.

CSX CORPORATION
CAPITAL BUILDER PLAN

SUPPLEMENTAL SCHEDULE

EIN: 62-1051971 Plan Number: 004

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Members	Loans with interest rates of 4% to 9.5%, maturing through 2048	$42,541,029

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included because all investments are member-directed.

CSX CORPORATION
CAPITAL BUILDER PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSX CORPORATION CAPITAL BUILDER PLAN

By: /s/ Michelle Mullen

Michelle Mullen, Plan Administrator
VP Total Rewards, Medical & People Systems CSX Corporation
Date: June 20, 2024

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm	I-1